

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Benjamin Slager
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

> **Re: Alliance BioEnergy Plus, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed February 16, 2021**
> **File No. 000-54942**

Dear Mr. Slager:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

Cover Page

1. We note your revised cover page and response to prior comment 1 and reissue in part. Please update your cover page so that it is consistent with the current Form 10 requirements. Of note, you still do not have the required emerging growth company language on the cover page indicating whether or not you are electing to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1. Business, page 3

2. We note your response to prior comment 8 and revised disclosure and reissue in part. With reference to Article IV.A.2 of Exhibit 2(b), please revise to discuss briefly the events leading to the bankruptcy. Also, revise to provide a discussion of the material terms of your plan of reorganization following bankruptcy in the Business section, including

Benjamin Slager
Alliance BioEnergy Plus, Inc.
March 3, 2021
Page 2

quantifying the aggregate amount of debt that you may be required to pay back depending on your future revenues and profits. Also explain how it will be determined whether these payments will be made out of revenues or profits.

Item 6. Executive Compensation, page 21

3. We note your updated table on page 22 in response to prior comment 17 and reissue in part. Please update your Outstanding Equity Awards for Fiscal Year End 2020. In addition, please provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

4. We note your response to prior comment 20. However your current disclosure indicates that there were no changes in accountants. Please revise the filing to provide the disclosures required by Item 304 of Regulation S-K in your Form 10 and include Exhibit 16.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Diener, Esq.